Exhibit 99.1

Scorpio Tankers Inc. Announces That on February 12, 2026, the Company Plans to Issue Its Fourth Quarter 2025 Results and Have a Conference Call

MONACO, January 28, 2026 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") announced today that on Thursday, February 12, 2026, the Company plans to issue its fourth quarter 2025 earnings press release in the morning (Eastern Standard Time) and host a conference call at 9:00 AM Eastern Standard Time and 3:00 PM Central European Time.

Conference Call Information

Title: Scorpio Tankers Inc. Fourth Quarter 2025 Conference Call

Date: Thursday February 12, 2026

Time: 9:00 AM Eastern Standard Time and 3:00 PM Central European Time

The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:

https://edge.media-server.com/mmc/p/9dhrip82

Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The conference will also be available telephonically:
US/Canada Dial-In Number: 1-833-636-1321
International Dial-In Number: +1-412-902-4260
Please ask to join the Scorpio Tankers Inc. call.
Participants should dial into the call 10 minutes before the scheduled time.

The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 92 product tankers (36 LR2 tankers, 42 MR tankers and 14 Handymax tankers) with an average age of 9.9 years. The Company has entered into agreements to sell three LR2 product tankers which are expected to close in the first quarter or second quarter of 2026. The Company has also reached agreements for four MR newbuildings that are currently under construction with deliveries expected in 2026 and 2027, two LR2 newbuildings with deliveries expected in the third quarter of 2027 and two VLCC newbuildings with deliveries expected in the second half of 2028. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemics and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict between Israel and Hamas, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com